July 10, 2007 BY ELECTRONIC SUBMISSION	Emily D. Babalas +1 617 526 6677 (t) +1 617 526 5000 (f) emily.babalas@wilmerhale.com

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:	Global BPO Services Corp.

Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Global BPO Services Corp. (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Units of the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System. On July 10, 2007, in anticipation of this filing, the Company caused the filing fee of $16,252 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.

The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (617) 526-6000 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Emily D. Babalas

Emily D. Babalas

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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